UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: August 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.
(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for Second Quarter of Fiscal Year 2011
BEIJING, China, August 23, 2011/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd., (“Ku6 Media” or the “Company”, Nasdaq: KUTV) a leading internet television company in China, today announced its unaudited financial results for the second quarter ended June 30 of fiscal year 2011.
Background
In 2010, Ku6 Media (formerly known as Hurray!) completed a series of transaction including acquisition of Ku6 in January 2010 and disposal of its WVAS and music businesses to Shanda Interactive Entertainment Limited (“Shanda”) as well as acquisition of online audio business from Shanda in August 2010, and became a company focusing on online advertising business on its online video platform of www.Ku6.com. As a result, the operating results of WVAS and recorded music were presented as “Operating Results of Discontinued Operations” in the income statements.
Second Quarter 2011 Highlights
•	Total revenues from continuing operations were $4.0 million, up 25.0% from $3.2 million in the second quarter of 2010, and down 39.4% from $6.6 million in the first quarter of 2011.
•	Net loss from continuing operations was $21.6 million, an increase of 39.4% from a loss of $15.5 million in the second quarter of 2010, and an increase of 98.2% from a loss of $10.9 million in the first quarter of 2011.
Business results
Total revenues from continuing operations, representing advertising revenue from online video portal and online radio operation, were $4.0 million in the second quarter of 2011, representing a decrease of 39.4% from $6.6 million in the first quarter of 2011 and an increase of 25.0% from $3.2 million in the second quarter of 2010. In the second quarter of 2011, the company started to generate revenue from performance advertising using a system called Application Advertisement (“AA”). The AA revenue was realized through an agent which is a related party within Shanda. 19.9% of total revenue in the second quarter was from this source.
Gross loss from continuing operations was $8.2 million in the second quarter of 2011, up 241.7% from $2.4 million in the first quarter of 2011 and down 3.5% from $8.5 million in the second quarter of 2010. Related to the Company’s strategic decision to phase out long-form video content, $5.6 million of content cost was recorded in the second quarter of 2011.

Operating expenses from continuing operations were $13.2 million in the second quarter of 2011, including provisions for accounts receivable of $2.3 million and an impairment for intangible assets of $1.4 million, both due to changes in business strategies, and severance payments of $0.9 million from the restructuring of the Sales Department. This represents an increase of 45.1% from $9.1 million in the first quarter of 2011 and an increase of 88.6% from $7.0 million in the second quarter of 2010.
Operating loss from continuing operations was $21.4 million in the second quarter of 2011, an increase of 87.7% from $11.4 million in the first quarter of 2011 and an increase of 38.1% from $15.5 million in the second quarter of 2010.
Net loss from continuing operations was $21.6 million in the second quarter of 2011, an increase of 98.2% from the loss of $10.9 million in the first quarter of 2011 and an increase of 39.4% from the loss of $15.5 million in the second quarter of 2010.
Net loss from discontinued operations (WVAS and recorded music businesses) was nil in the first and second quarter of 2011 since the WVAS and recorded music businesses were sold in August 2010, as compared to $2.9 million of net gain in the second quarter of 2010.
Net loss attributable to Ku6 Media was $21.6 million in the second quarter of 2011, as compared to $10.8 million in the first quarter of 2011 and $12.4 million in the second quarter of 2010.
Net loss attributable to Ku6 Media per basic and diluted ADS was $0.61 in the second quarter of 2011, compared to $0.31 in the first quarter of 2011 and $0.42 in the second quarter of 2010. Weighted average ADS used to calculate diluted net loss per ADS was 35.2 million ADS in the second quarter of 2011, 34.8 million ADS in the first quarter of 2011 and 29.2 million ADS in the second quarter of 2010.
Loss before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was $19.9 million in the second quarter of 2011, compared to $9.4 million in the first quarter of 2011 and $11.1 million in the second quarter of 2010. Reconciliation between net loss attributable to Ku6 Media under U.S. Generally Accepted Accounting Principles (GAAP) and EBITDA is presented at the end of this news release.

As of June 30, 2011, the Company had $111.4 million in cash and cash equivalents, compared to $27.3 million as of December 31, 2010. The significant increase in cash and cash equivalents was attributed to the issuance to Shanda ordinary shares and convertible bonds in an aggregate amount of $100 million. The date of Closing was June 29, 2011.
Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “Ku6 Media has continued to take various measures to solidify our leading positions in technology and content, to further improve user experience and to improve operation efficiency. After the successful efforts in strategic transition and improvement in business and cost structure, Ku6 Media has built a solid foundation for further execution and continuous improvement of operating results.”
Note to the financial information
The unaudited financial information disclosed above is preliminary. The results for the six months ended June 30, 2011 are not necessarily indicative of the results expected for the full year or for any future period. Adjustments to the financial statements may be made when audit work is completed, which could result in significant differences between the audited financial statements and the preliminary unaudited financial information contained in this press release.
Conference call
Ku6 Media’s management team will host a conference call on Tuesday, August 23, 2011 at 7:30 a.m. EDT, which is Tuesday, August 23, 2011 at 7:30 p.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.
Dial-in numbers:
U.S.A.: +1- 866-800-8652
International: +1- 617-614-2705
Password: 39460668
A replay will be available from August 23, 2011 for 7 days.
U.S.A.: +1- 888-286-8010
International: +1- 617-801-6888
Password: 54349009
A live and archived webcast of the conference call will also be available at
http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=4179474

About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet television company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 Media provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video reports and other interactive entertainment programs for its users. For more information about Ku6 Media, please visit http://ir.ku6.com.
Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Ms. Cheng Yu
Associate Finance Director and Acting Investor Relations Manager
Telephone +86 10 5758 6802 in Beijing
ir@ku6.com

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	June 30,	December 31,
U.S. dollars in thousands	2011	2010

Assets
Current assets:
Cash and cash equivalents	$111,444	$27,295
Accounts receivable, net of allowance for doubtful accounts	5,515	8,135
Accounts receivable due from related party	1,365	326
Prepaid expenses and other current assets	1,167	3,487
Other receivable due from related parties	10,492	5,532
Inventories	—	31

Total current assets	129,983	44,806

Deposits	322	—
Property and equipment, net	7,042	8,004
Acquired intangible assets, net	24,891	27,264
Goodwill	6,896	6,896

Total assets	$169,134	$86,970

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$17,678	$15,503
Accounts payable due to related party	1,710	1,665
Accrued expenses and other current liabilities	11,209	11,462
Other payable due to related parties	19,370	7,777

Total current liabilities	49,967	36,407

Bond payable	50,000	—
Non-current deferred tax liabilities	4,826	4,925

Total liabilities	104,793	41,332

Shareholders’ equity:
Ordinary shares	251	174
Additional paid-in capital	181,320	130,100
Accumulated deficit	(115,535)	(83,105)
Accumulated other comprehensive income (loss)	(1,542)	(1,423)

Total Ku6 Media Co., Ltd. shareholders’ equity	64,494	45,746

Non-controlling interests	(153)	(108)
Total shareholders’ equity	64,341	45,638

Total liabilities and shareholders’ equity	$169,134	$86,970

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Advertising
Third parties	2,906	3,014	9,069	5,162
Related parties	1,105	148	1,503	355

Total revenues	4,011	3,162	10,572	5,517

Cost of revenues:
Advertising
Third parties	12,150	11,593	20,786	18,272
Related parties	86	88	380	176

Total cost of revenues	12,236	11,681	21,166	18,448

Gross loss	(8,225)	(8,519)	(10,594)	(12,931)

Operating expenses:
Product development	767	—	1,244	—
Selling and marketing	4,486	3,728	9,794	5,920
General and administrative	7,937	3,268	11,224	6,575

Total operating expenses	13,190	6,996	22,262	12,495

Operating loss from continuing operations	(21,415)	(15,515)	(32,856)	(25,426)

Interest income	20	18	40	27
Other income	90	—	698	—
Interest expense	(384)	(12)	(456)	(12)
Loss before income tax expense	(21,689)	(15,509)	(32,574)	(25,411)

Income tax benefit	89	10	99	21

Net loss from continuing operations	(21,600)	(15,499)	(32,475)	(25,390)

Discontinued operations:
Net loss from discontinued operations, net of tax	—	(1,548)	—	(2,732)
Gain from disposal of discontinued operations, net of tax	—	4,487	—	4,487
Net income (loss) from discontinued operations, net of tax	—	2,939	—	1,755
Net loss	(21,600)	(12,560)	(32,475)	(23,635)
Less: Net loss attributable to the non-controlling interest	20	203	45	387
Net loss attributable to Ku6 Media Co., Ltd.	(21,580)	(12,357)	(32,430)	(23,248)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00	$0.00
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.61)	$(0.52)	$(0.93)	$(0.88)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.00)	$0.10	$0.00	$0.06
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$(0.61)	$(0.42)	$(0.93)	$(0.82)

Weighted average shares used in per share calculation-basic and diluted	3,515,136,839	2,923,878,244	3,498,263,576	2,851,909,649
Weighted average ADSs used in per ADS calculation-basic and diluted	35,151,368	29,238,782	34,982,636	28,519,096

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and our competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2011	2010	2011	2010
	(in thousands of U.S. dollars, except share and per share data)
Net loss attributable to Ku6 Media Co., Ltd.	(21,580)	(12,357)	(32,430)	(23,248)
Add (deduct):
Interest expense	384	12	456	12
Income tax expense (benefit)	(89)	(10)	(99)	(21)
Depreciation and amortization	1,422	1,278	2,865	2,236
Interest income	(20)	(18)	(40)	(27)
EBITDA	(19,883)	(11,095)	(29,248)	(21,048)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO

Date: August 23, 2011